FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 06, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 06, 2005                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

             GlaxoSmithKline plc Executive Director's details

Further to the announcement dated 26 October 2004, the following details for Mr Julian Heslop are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on his appointment to the Board of GlaxoSmithKline plc with effect from 1 April 2005.

Mr Heslop has held no directorships of publicly quoted companies during the past five years.

Mr Heslop has an interest in 17,547 Ordinary Shares of GlaxoSmithKline plc. All of these Ordinary Shares were acquired prior to Mr Heslop taking up his appointment to the Board of GlaxoSmithKline plc. Mr Heslop also has an interest in 365,719 Ordinary Shares arising from the grant of options under the Company's share option schemes, and 25,500 Ordinary Shares under the Company's Performance Share Plan, all of which were granted prior to his taking up his appointment as a director.


Paragraph 6.F.2 (b) to (g) Financial Services Authority's Listing Rules

Mr Heslop has no details to disclose in respect of paragraph 6.F.2 (b) to (g) of the Financial Services Authority's Listing Rules.



S M Bicknell
Company Secretary
6 April 2005

                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

05 April 2005        Abacus  (GSK)   Trustees   Limited,   as  trustee  of  the
                     GlaxoSmithKline   Employee   Trust,   ("the  GSK  Trust"),
                     transferred 1,178 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share
                     Option Plan 1991.



The Company was advised of these transactions on 06 April 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

06 April 2005